

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2010 JUN -7 P 12:22

4 June 2010

BY COURIER

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


10015831

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 3 June 2010 which we released to The Stock Exchange of Hong Kong Limited on 3 June 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tammy Ng
Senior Company Secretarial Officer

Encl

E:\tammyng\SA\SHMB\Overseas Regulatory Ann\Renew insurance\2010\ltr.doc1



Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB") is a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited. SHMB released to Bursa Malaysia an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao
Mr. Gregory Allan Dogan

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 3 June 2010

** For identification purpose only*

General Announcement
Reference No **SH-100602-00767**

Company Name	: **SHANGRI-LA HOTELS (MALAYSIA) BERHAD**
Stock Name	: SHANG
Date Announced	: 03/06/2010

Type	: Announcement
Subject	: CHAPTER 10.08 - RELATED PARTY TRANSACTIONS RENEWAL OF 2010 INSURANCE POLICIES WITH JERNEH INSURANCE BERHAD

Contents : We wish to announce that Shangri-La Hotels (Malaysia) Berhad ("SHMB") and its subsidiary companies have renewed their 2010 annual insurance policies with Jerneh Insurance Berhad ("JIB").

1. INFORMATION ON JIB

JIB was incorporated in Malaysia on 5 August 1970 and has an issued and paid-up share capital of RM100 million. JIB commenced operations in April 1971 and is principally involved in the general insurance business. The 80% holding company of JIB is Jerneh Asia Berhad ("JAB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia").

2. DETAILS OF THE TRANSACTIONS

The details of the 2010 Insurance Policies renewed with JIB is shown in Table A below.

The coverage under the insurance policies with JIB are in respect of the following:-
a. fire insurance for buildings, plant and machinery, other fixed assets and consequential loss;
b. group personal accident and group hospitalisation and surgical insurance;
c. other miscellaneous insurance including public liability, all risks, money, employers' liability workmen's compensation and fidelity guarantee insurance.

The transactions were entered into on an arm's length basis on normal commercial terms and competitive rates and are on terms not more favourable than those generally available to the public and are not detrimental to the minority shareholders of the Company.

The total premium for the year 2010 of RM2,237,218 represents 0.30% of the Group's shareholders' equity amounting to RM748.275 million as at 31 December 2009 and does not exceed 5% of any of the percentage ratios prescribed under Chapter 10 of the Listing Requirements of Bursa Malaysia.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Madam Kuok Oon Kwong, who is a Director of SHMB is deemed interested in the transactions as she, together with persons connected to her have more than 15% interests in Kuok Brothers Sdn Bhd, which is a substantial shareholder of JAB with 37.03% interest. Madam Kuok Oon Kwong's shareholdings in SHMB and JAB are shown in Table B below.

Save as disclosed above, insofar as the Directors of SHMB are aware, none of the other Directors and substantial shareholders and persons connected to them are interested directly or indirectly, in the transactions whereby their interests will result in the transactions being regarded as related party transactions under the Listing Requirements of Bursa Malaysia.

Announcement Details :

TABLE A

Renewal of 2010 Insurance Policies with JIB

Name of Company / Subsidiaries		Total Sum Insured (RM)	Total Premium (RM)
SHMB		316,571,386	425,508
Golden Sands Beach Resort Sdn Bhd	(100%)	216,140,594	348,972
Komtar Hotel Sdn Bhd	(60%)	206,285,622	265,839
Shangri-La Hotel (KL) Sdn Bhd	(100%)	651,152,095	615,558
Pantai Dalit Beach Resort Sdn Bhd ("PDBR")	(75%)	256,147,464	323,484
Dalit Bay Golf & Country Club Berhad (100% subsidiary of PDBR)	(75%)	20,310,723	88,048
UBN Tower Sdn Bhd	(100%)	156,859,727	115,257
UBN Holdings Sdn Bhd	(100%)	4,520,000	3,056
Pantai Emas Sdn Bhd	(100%)	12,380,000	51,496
		1,840,367,611	2,237,218

TABLE B

Director's shareholding in SHMB and JAB as at 31 May 2010

Name of Director	No. of SHMB shares of RM1.00 each				No. of JAB shares of RM1.00 each			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Kuok Oon Kwong	-	-	10,000	*negligible*	-	-	-	-